Confidential Treatment

Requested by Versar, Inc.

Under 17 C.F.R. §200.83

May 4, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

Attn: Rufus Decker, Accounting Branch Chief

Washington, D.C. 20549-7010

Dear Mr. Decker:

We have reviewed your letter dated March 27, 2007 containing additional comments regarding Versar’s Form 10-K for the fiscal year ended June 30, 2006 and Form 10-Q for the period ended December 29, 2006. We appreciate your comments and below address each point raised in your letter. As noted below, we will make the changes discussed in future filings, commencing with our Form 10-Q for the fiscal period ended March 30, 2007.

FORM 10-K FOR THE YEAR ENDED JUNE 30, 2006

General

1.

Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

RESPONSE:

As previously mentioned, Versar will make changes as presented in this letter in future filings commencing with our Form 10-Q for the fiscal period ended March 30, 2007.

Financial Statements

Consolidated Statements of Operations, page F-3

2.

We note your response to prior comment 6. We remind you that Item 10(e)(1)(ii)(c) of Regulation S-K states that you should not present non-GAAP financial measures on the face of your financial statements or in the accompanying notes. In light of this, please do not present the line item gross revenue, net of subcontractor costs on your statements of operations. Naturally, disclosure of the non-GAAP measure in your MD&A is permitted.

RESPONSE:

In lieu of the changes discussed in our letter dated March 21, 2007 and in light of the requirements of Item 10(e)(1)(ii)(c) of Regulation S-K, Versar will modify the presentation of its Consolidated Statements of Operations in future filings to remove the Net Service Revenue line from the statements. Instead, future Consolidated Statements of Operations will include “Gross revenues” and then subtract “Purchased services and materials” and “Direct costs of services” to include a new subtotal line called “Gross profit”. The revised presentation of Versar’s income statements is in conformity with GAAP. Since Versar has historically provided financial information using non-GAAP numbers, the Company may from time to time discuss in the MD&A such non-GAAP numbers so as to provide shareholders and readers of the financial statements with a consistent comparison of the Company’s business and financial composition. However, we will provide a reconciliation of net service revenue to gross profit, the most comparable GAAP measure as required by Item 10(e) of Regulation S-K. We believe this information is important to the shareholders and other readers of the financial statements as it shows the Company’s business mix in performing work between the Company’s labor force and what is subcontracted out to third party vendors as well as provides insight to the Company’s cost structure to operate the business. From time to time, Versar may also compare “Direct costs of services” and “Selling and general administrative expense” as a percentage to the former “Net service revenue” (Gross revenue less Purchased services and materials”) as such ratios indicate how the Company balances and adjusts to the Company’s business volume based upon its current workforce. Such disclosure will be prepared in accordance with the requirements of Item 10(e) of Regulation S-K and will include a reconciliation of such non-GAAP items to the most directly comparable GAAP financial measure to ensure clarity and consistency in financial statement presentation to the Company’s financial statement readers.

Notes to Financial Statements

Note B. Business Segments, page F-11

3.

We note your response to prior comment 8. Please provide us with all of the financial information provided to your CODM for each of the last three years. Please also tell us whether discrete financial information is prepared at a lower level than your current reportable segments and explain to us who utilizes this information and for what purpose. Please also provide us with the financial information you provide to your Board of Directors.

RESPONSE:

Enclosed as exhibits to this letter are copies of the following reports reviewed or prepared by our CODM: 1)Consolidating Statement of Operations and Balance Sheet for fiscal years 2004, 2005, and 2006 and the interim period ended December 29, 2006, 2) Profit and loss statements for fiscal years 2004, 2005 and 2006 along with interim period ending December 29, 2006 and 3) Comparative financial statement analysis prepared by the CODM for the Company’s Audit Committee and Board of Directors. An overview of the documents provided and the changes in the organization that the Company has made over the three and a half year timeframe in order to operate the company more efficiently and effectively is provided below.

Background and Company History

In the last few years, the CODM and Board of Directors have reviewed detailed financial information at levels below the reported segment level to monitor management’s financial improvement strategy. Due to profitability and financial problems the Company experienced in the last few years, the CODM has been required to manage and monitor office performance given the fact that there was poor operating performance. The whole purpose was to determine the continuing need of the various office locations and to ensure that the appropriate adjustments are being made on a real-time basis as the market changes. Such discipline has enabled the Company to significantly improve its financial performance and balance sheet in the past few years. While financial segment reporting was consolidated at higher levels, review of operations at individual office locations below the segment level by the CODM enabled the Company to make the appropriate adjustments as needed. With the continued improvements, we fully anticipate that more top line financial information will be provided by the Company’s CODM and Board of Directors in the future. Below is a summary of the organizational and business changes that have taken place over the past three and a half years. We will continue to evaluate the Company’s operations and business segments in accordance with SFAS 131 as our business changes in the future.

In fiscal year 2004, our operations were organized into three business segments (1) Environmental, (2) Architect and Engineering, and (3) Defense. During that year, the organization went through a number of changes which included office closings and openings as well as management changes to more effectively and efficiently operate the business.

In fiscal year 2005, the Environmental and Architect and Engineering business segments were combined and more appropriately renamed Infrastructure and Management Services business segment. As the Company’s business evolved, we found that the majority of our construction projects in the Architect and Engineering segment related more closely to environmental remediation work we were performing in the previously named Environmental segment. In fact, a number of our contracts were secured with various agencies such as the Air Force, GSA and Army were for building / site remediation which required the talents of both segments. It became more apparent that monitoring them on a combined basis was more appropriate as their segment revenues were generated and shared similar margins (i.e. most of all these contracts were bid with an estimated margin for the entire contract. Also, at this time the Defense segment was also renamed the National Security segment to better reflect the nature of its work.

A majority of operations in this new Infrastructure and Management Services segment were managed geographically although the nature of the customers serviced and services provided are consistent across geographies. Recently, we have moved away from geographic management for certain of the operations, to ensure efficiency and to streamline our business processes. For example, work in Iraq was managed out of our Denver office and is included in this segment. In late 2006, we received a significant contract award to provide personnel services to the Army in Iraq (non-construction related) and, commencing with the beginning of fiscal year 2007, the Iraq work has been separated out into an international division as outlined below.

During fiscal year 2007, management further reorganized the Company to complete the consolidation of all international business into one division removing control from the Denver operations, to be managed along with the construction renovation division. The initial budgets for the international division included 60% of the revenues associated with the Army’s personnel services contract to manage the payroll for approximately 240 local Iraqis in a hostile environment. This change is intended to help keep management focused on these operations, yet we do not know if the international work is sustainable due to the volatility in Iraq and their neighboring countries. At this time it appears that growth in fiscal year 2007 is primarily attributed to these areas. As this division’s work expands it will be evaluated for the Company’s fiscal year ended 2007 and 10-K filing requirements for segment reporting purposes.

The Company has several large indefinite quantity contract vehicles with the Air Force, GSA, the Army Corps, and other federal agencies. Much of these contracts are somewhat broad in scope in that they allow Versar to perform work in consulting, remediation and moderate construction activities. These efforts are monitored and managed through the Infrastructure and Management Services business segment and are managed at the overall program level to ensure program conformity, project progress, performance management, clear and consistent client communications and overall client satisfaction. There is relatively little cross over of work between the Infrastructure Management Services segment and the National Security business segment.

The Company’s products and services in the Infrastructure and Management Services business segment are very similar in nature as our environmental remediation, construction, and consulting activities as they have similar business processes to manage the work involved. The specific nature of our consulting work and our capabilities further enables this business segment to appropriately address the technical requirements and contract scope to meet our client’s needs. The combination of the above capabilities enables the Company to provide full service from cradle to grave to meet contract requirements. As an example, the Company currently has a project at Vandenberg, AFB, CA. The project is a remediation project to remove contaminated soil from the ground, test the soil, obtain regulatory approval that the site meets the regulatory requirements for clean up and then backfill the site and obtain regulatory closure for the site. This project also required performance bonds for the project similar to construction work. All projects in the Infrastructure and Management Services must go through the same rigorous business process to evaluate the project risk, cost and schedule as well as be within our core competency and are monitored on a monthly basis. This particular project was awarded through our Air Force contract and carries similar margins as our construction renovation work awarded through other tasks under this contract. As a Company, we have subject matter experts that have specific regulatory knowledge required to perform the Company’s work. Such resources are shared across the Infrastructure and Management Services business segment to ensure compliance with applicable state and local and federal requirements. This integrated effort enables the Company to address the various project requirements effectively managing the services delivered, project performance, customer requirements, standardized methodologies to perform the work and the unique ability to address the associated regulatory requirements of the project.

The following documents represent the requested financial information which is being provided to the SEC.[***]

Consolidated Statement of Operations and Balance Sheet

The consolidation combines the Infrastructure Management Services business segment (Versar, Inc.) and the National Security business segment (Geomet Technologies, Inc.) together to prepare the consolidated financial results for the Company. These financial statements are provided for fiscal years 2004, 2005, 2006 and the interim period December 29, 2006 as these are the current business segments of the Company.

Profit and Loss Statements

This is an internal document that is used to evaluate the performance of the Company on a monthly basis by the CODM to monitor budget versus actual and project performance. Tabs 1 through 8 and the GTI (National Security) tab are the operations of the Company. The corporate services portion of GTI (G90) is subtracted from the operating performance as this is part of the general and administrative expense.

The organization of the Company has changed over the past three and half years as noted above. Currently, much of the business is managed on a geographical basis (i.e. by office) to reduce span of control and improve accountability and company performance. Most of the administrative functions have been consolidated to streamline operating

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[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. § 200.83.

costs. Below is the current structure of the Infrastructure and Management Services business segment by location as of December 29, 2006:

Division 12: Springfield, VA – primary client EPA

Division 14: Springfield, VA – cultural resources (purchased from Parsons in FY06)

Division 22: Columbia, MD – ecological work for state and local

Division 31: Baltimore, MD - Professional services and outsourcing

Division 32: Springfield, VA – engineering, environmental work for federal government and municipalities.

Division 38: Springfield, VA – renovation and construction management – Air Force

Division 39 : International – Iraq Q/A, Q/C and personnel services support to the Army

Division 40: Chicago, IL – municipal remediation

Division 45: Sacramento, CA – federal remediation

Division 51: Tempe, AZ – municipal facility pool design and construction oversight

Division 60: Denver, CO – municipal, federal remediation – Air Force primary contact

Compensation and performance is evaluated based upon the Company’s overall compensation plan, work performance, goals and objectives and changes in market conditions.

Board of Directors Information

As mentioned earlier, because of the financial problems that the Company had experienced in the past, the board of directors required the CODM to provide much more detailed financial information regarding the Company’s operations, which is presented in the enclosed information. While the board requires presentation of this detailed information, the focus is on the overall financial performance and what corrective actions the Company is taking to fix problem areas. The CODM extracts the information from the profit and loss statements to prepare spreadsheets to summarize financial performance into the following documents:

1) Consolidated financial comparative analysis quarterly and year to date.

2) Operating income versus budget by division.

3) Consolidated balance sheet

4) Contract funded backlog analysis by division, and

5) Significant contract / revenue analysis on a Company wide basis.

The CODM reviews the above documents, and reviews the noted variances, issues and trends with the board of directors. The CODM then addresses any questions or concerns the board may have.

Note I. Commitments and Contingencies, page F-20

4.	We note your response to prior comment 9. Please disclose how you account for fixed rent escalations, lease concessions and other tenant allowances in a similar manner as to how you discussed in your supplemental response.

RESPONSE:

In future filings, the following additional disclosure will be added to Note I: “Lease concessions and other tenant allowances are amortized over the life of the lease on a straight line basis. For fixed rent escalations, the total lease costs including the fixed rent escalations are totaled and the total rent cost is straight lined over the life of the lease.”

Legal Proceedings, page F-20

5.	We note your response to prior comment 10. Your response indicates that you chose to accrue amounts related to your legal proceedings, without meeting the two conditions of paragraph 8 of SFAS 5. We remind you that paragraph 14 of SFAS 5 states that general and unspecified business risks do meet the conditions for accrual in paragraph 8, and no accrual for loss shall be made. It is unclear how you determined it was appropriate to accrue for a loss contingency for which you did not meet the conditions of paragraph 8 of SFAS 5. Please tell us the amount accrued related to these contingencies at June 30, 2006 as well as the settlement amount of the Trustees’ lawsuit. Please also tell us if there are any additional amounts accrued at June 30, 2006 and December 29, 2006 for loss contingencies for which you did not meet the requirements of paragraph 8 of SFAS 5. If after further consideration you determine that the accrual did meet the conditions of paragraph 8 of SFAS 5, please provide the disclosures required by paragraph 9 and 10 of SFAS 5.

RESPONSE:

Following further review and discussion have determined that the response to comment 10 in our letter dated March 21, 2007 was not clearly characterized as it incorrectly implied that the Company had booked an accrual for the lawsuit, which in fact conflicted with the balance of the response.

The Company, in accordance with SFAS 5, paragraph 8, did not accrue for potential losses in the Envirochem lawsuit as the probability of incurring such a loss was remote and the amount of the loss could not be reasonably estimated. Therefore, the Company had no accrued amounts related to these potential contingencies as of June 30, 2006 and December 29, 2006, respectively. The Envirochem lawsuit was settled [***] which had no material impact on the consolidated financial results of Versar. The Company did incur approximately $50,000 of legal fees in the first six months of fiscal year 2007 to assist in bring this legal matter to closure, which fees were recorded in the ordinary course of business and did not have a material impact on the Company’s financial position.

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[***] The Company has submitted this portion of the response letter separately because it requests that such portion be kept confidential by the Staff pursuant to 17 C.F.R. § 200.83.

Form 10-Q FOR THE PERIOD ENDED DECEMBER 29, 2006

General

6.	Please address the above comments in your interim filings as well.

RESPONSE:

All of the changes to disclosure noted above will be reflected in the Company’s quarterly filings commencing with the Form 10-Q for the Company’s fiscal period ended March 30, 2007.

We hope the above information adequately addresses your concerns. If you need any additional information or clarifications, please do not hesitate to contact me directly at (703) 642-6907 or via email: lsinnott@versar.com.

Sincerely,

/s/ Lawrence W. Sinnott Lawrence W. Sinnott, MBA, CPA
Executive Vice President, Chief Operating
Officer, Chief Financial Officer and
Treasurer, Versar, Inc.